UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.
(Exact name of registrant as specified in its charter)

Roque Saenz Peña 432
B1636FFB Olivos, Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Letter to Shareholders regarding Annual General Meeting of Shareholders
2.	Notice of 2014 Annual General Shareholders’ Meeting to be held on April 21, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: April 14, 2014

Item 1

Dear Shareholder:

It is my pleasure to invite you to the Annual General Meeting of Shareholders of Arcos Dorados Holdings, Inc., which will take place on April 21, 2014 at 10:00 a.m. at the Company’s office located at Av. 116 n°7-15 Torre Cusezar Office 1401, Bogota, Colombia.

In 2013, the Company achieved double-digit growth in its consolidated operating results, underscoring the continued strength of the McDonald’s brand and Arcos Dorados’ operations in Latin America.

A successful marketing calendar and the opening of 130 new restaurants drove strong revenue growth and the expansion of our leading market share in most markets. Despite economic deceleration in a number of key countries, Adjusted EBITDA outperformed guidance as we managed currency volatility with proactive hedging and worked to contain costs. These achievements align with the five vectors of our guiding strategy, the “Recipe to Win”. The goals of the strategy are to grow comparable sales, develop new units, manage margins, achieve G&A leverage and improve our EBITDA-to-net income yield.

In 2014 we expect solid topline growth and a higher baseline level of operating profitability as we seek to expand market share, maximize traffic and contain costs. By focusing on those areas within our control and continuing to leverage our deep experience in Latin America, we plan to increase profitability across varying operating environments.

We remain the dominant player in the industry, with an unparalleled restaurant portfolio and more than 4.3 million customers per day. Nonetheless, our dominant brand provides us with long-term growth opportunities, particularly as the increasing influence of the middle class, as well as lifestyle changes, drive increased demand for our products and services.

Please find enclosed relevant information related to the upcoming Annual General Meeting, including voting materials.

We look forward to your attendance at the 2014 Annual General Meeting or the receipt of your proxy vote. On behalf of the board of directors, I would like to thank you for your continued interest in Arcos Dorados.

Sincerely,

/s/ Woods Staton

Woods Staton
Chairman of the Board and Chief Executive Officer
Arcos Dorados

Item 2

NOTICE OF 2014 ANNUAL GENERAL SHAREHOLDERS’ MEETING

The shareholders (the “Shareholders”) of Arcos Dorados Holdings Inc. (the “Company”) are invited to the 2014 Annual General Shareholders’ Meeting to be held on April 21, 2014, at 10:00 a.m. (Bogota time) at the Company’s office located at Av. 116 n°7-15 Torre Cusezar Office 1401, Bogota, Colombia, to consider and, if appropriate, pass the proposals referred to in the Agenda below as resolutions of Shareholders:

AGENDA

1.	Welcome remarks from the CEO and Chairman of the Board.

2.
Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2013, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2013. (Proposal 1)

3.
Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ended December 31, 2014. (Proposal 2)

4.
Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2017. (Proposal 3)

a.	Mr. Sergio Alonso
b.	Mr. Michael Chu
c.	Mr. Jose Alberto Velez
d.	Mr. Jose Fernandez

Each of Messrs. Alonso, Chu, Velez and Fernandez currently serve on the board of directors of the Company and are standing for re-election. The biographies of Messrs. Alonso, Chu, Velez and Fernandez are enclosed.

NOTES TO THE NOTICE OF ANNUAL GENERAL SHAREHOLDERS’ MEETING

Note 1: The Board of Directors has fixed the close of business on March 19, 2014 as the record date for the determination of shareholders entitled to notice of and to vote at the Annual General Shareholders’ Meeting.

Note 2: Admission to the Annual General Shareholders’ Meeting will be reserved for Shareholders of the Company or their duly appointed proxy on a first-come, first-served basis. Registration and seating will begin at 9:00 a.m. local time. Shareholders and proxyholders will be asked to present valid picture identification, such as a driver’s license or passport and, if applicable, a completed proxy form, before being admitted to the Annual General Shareholders’ Meeting. If you hold your shares in street name, you will also need proof of ownership in order to attend the Annual General Shareholders’ Meeting. A recent brokerage statement or letter from your brokerage firm, bank or nominee are examples of proof of ownership.

Note 3: A Shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his stead. A proxy need not be a Shareholder of the Company.

If you wish to appoint Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as your proxy, the Company requests that you complete, sign and mail the enclosed form of proxy in the enclosed business reply envelope, whether or not you plan to physically attend the Annual General Shareholders’ Meeting. Alternatively, you may follow the instructions on the proxy card in order to vote by phone or by internet. In order for this proxy to be valid, it must be received by no later than 5:00pm (EST) on April 18, 2014. You may revoke your voted proxy at any time prior to the Annual General Shareholders’ Meeting or vote in person if you attend.

Note 4: Documents to be discussed at the Annual General Shareholders’ Meeting are available to the shareholders at the Company’s registered office at Maples Corporate Services (BVI) Limited, Kingston Chambers, Road Town, Tortola, British Virgin Islands, Attention: Mr. Kieran Walsh, B.V.I. Direct: + 1 345 814 5353 (email: kieran.walsh@maplesandcalder.com) on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2014 to April 18, 2014 inclusive; and at the Company’s principal executive offices at Roque Saenz Peña 432, Olivos, Buenos Aires, Argentina, Attention: Mr. Juan David Bastidas, on business days from 10:00 a.m. to 12:00 p.m. and from 3:00 p.m. to 5:00 p.m. local time, from April 1, 2014 to April 18, 2014 inclusive.

Note 5: Shareholders are requested to appear no later than 15 minutes prior to the scheduled time of the Annual General Shareholders’ Meeting in order to file their proxies and sign the Attendance Book.

Note 6: If two or more persons are jointly regarded as holders of a share, each of them may be present in person or by proxy at the Annual General Shareholders’ Meeting, but if such persons are present in person or by proxy they must vote as one.

Note 7: Enroll Now for Electronic Delivery of Shareholder Materials. Arcos Dorados, through Broadridge Financial Solutions, is pleased to offer shareholders the benefits and convenience of electronic delivery of shareholder materials, including:

•	Quickest delivery of shareholder materials
•	Elimination of bulky paper documents from your personal files
•	Convenient online proxy voting
•	Reduction of printing and mailing costs which allows us to control expenses in the interest of delivering more value for all our shareholders
•	Better for the environment

When you register for electronic delivery, you will be notified by e-mail when the shareholder materials are available online. Your enrollment will remain in effect until revoked.

2

To register, visit http://enroll.icsdelivery.com/lg

PLEASE NOTE: you must enroll for electronic delivery for EACH account in which you hold Arcos Dorados shares.

By order of the Board

/s/ Woods Staton
Woods Staton CEO and Chairman of the Board of Directors Dated: March 7, 2014

3

BIOGRAPHIES OF PROPOSED CLASS III DIRECTORS

MR. SERGIO ALONSO

Mr. Alonso is our Chief Operating Officer and was, prior to his appointment as such, McDonald’s Divisional President in Brazil. He graduated with a degree in Accounting from Universidad de Buenos Aires in 1986. He began his career at McDonald’s as Accounting Manager and subsequently moved to the operations area, eventually being promoted to Vice President of Operations in 6 years. From 1999 until 2003, Mr. Alonso was involved in the development of the Aroma Café brand in Argentina. Mr. Alonso has been a member of our board of directors since 2007.

MR. MICHAEL CHU

Mr. Chu has been an independent member of our board of directors since April 2011 and is a member of the Audit Committee ever since. He graduated with honors from Dartmouth College in 1968 and received an M.B.A. with highest distinction from the Harvard Business School in 1976. From 1989 to 1993, Mr. Chu served as an executive and limited partner in the New York office of the private equity fund Kohlberg Kravis Roberts & Co. From 1993 to 2000, Mr. Chu was with ACCION International, a nonprofit corporation dedicated to microfinance, where he served as President and CEO. Mr. Chu currently holds an appointment as Senior Lecturer at the Harvard Business School and is Managing Director and co-founder of the IGNIA Fund, an investment firm dedicated to investing in commercial enterprises serving low-income populations in Mexico. He was a founding partner of, and continues to serve as Senior Advisor to, Grupo Pegasus, a private equity firm in Buenos Aires.

MR. JOSE ALBERTO VELEZ

Mr. Vélez has been an independent member of our board of directors since June 2011 and has been a member of the Audit Committee ever since. Mr. Vélez received a Master of Science in Engineering degree from the University of California, Los Angeles (UCLA), degree in Administrative Engineering from Universidad Nacional de Colombia and a Diploma of Engineer Honoris Causa from École Nationale d’Ingénieurs (National School of Engineers), Metz, France. Mr. Vélez previously served as the CEO of Suramericana de Seguros, the leading insurance company in Colombia, and also as the CEO of Inversura, a holding company that integrates the leading insurance and social security companies in Colombia. From 2003 until 2012 he was the Chief Executive Officer of Cementos Argos. Mr. Velez currently serves as the Chief Executive Officer of Grupo Argos S.A. He is currently also a member of the Boards of Directors of Grupo Suramericana de Inversiones S.A., Bancolombia, Situm, Celsia and Cementos Argos. He also is a member of the Universidad EAFIT Board of Directors and Chairman of CECODES, the Colombian chapter of the World Business Council for Sustainable Development (WBCSD). In addition, he sits on the Advisory Board of the Council of the Americas based in New York.

MR. JOSE FERNANDEZ’ BIOGRAPHY

Mr. Fernandez has been a member of our board of directors since October, 2013. He has a degree as a Mechanical Engineer from Instituto Tecnológico Buenos Aires. Mr. Fernandez began his career at McDonald’s in 1986 and held the positions of Development Director, Development Vice President and Managing Director of Argentina before becoming the Divisional President of the South Latin America Division (SLAD), a position that he held until June, 2013.

4

ARCOS DORADOS HOLDINGS INC. ROQUE SAENZ PENA 432 B1636FFB OLIVOS BUENOS AIRES, ARGENTINA
VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
M70720-P47994	KEEP THIS PORTION FOR YOUR RECORDS
DETACH AND RETURN THIS PORTION ONLY
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ARCOS DORADOS HOLDINGS INC.		For All	Withhold All	For All Except	To withhold authority to vote for any individual nominee(s), mark “For All Except” and write the number(s) of the nominee(s) on the line below
The Board of Directors recommends you vote FOR the following:
3. Election of the following persons as Class III Directors of the Board of Directors, to hold office until the conclusion of the Annual General Shareholders’ Meeting held in the calendar year 2017.		☐	☐	☐

Nominees:
01) Mr. Sergio Alonso 02) Mr. Michael Chu 03) Mr. Jose Alberto Velez 04) Mr. Jose Fernandez
Each of Mr. Sergio Alonso and Mr. Michael Chu. Mr. Jose Alberto Velez and Mr. Jose Fernandez currently serve on the Board of Directors of the Company and are standing for re-election. The biographies of Mr. Sergio Alonso and Mr. Michael Chu. Mr. Jose Alberto Velez and Mr. Jose Fernandez are enclosed.

The Board of Directors recommends you vote FOR the following proposals:							For	Against	Abstain
1.     Consideration and approval of the Financial Statements of the Company corresponding to the fiscal year ended December 31, 2013, the Independent Report of the External Auditors EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), and the Notes corresponding to the fiscal year ended December 31, 2013.

							☐	☐	☐
2.     Appointment and remuneration of EY (Pistrelli, Henry Martin y Asociados S.R.L., member firm of Ernst & Young Global), as the Company’s independent auditors for the fiscal year ending December 31, 2014.
							☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]	Date				Signature (Joint Owners)	Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice of Annual Meeting is available at www.proxyvote.com.

M70720-P47994

ARCOS DORADOS HOLDINGS INC.
Annual General Meeting of Shareholders
April 21, 2014 10:00 AM
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) Mr. Woods Staton, Chief Executive Officer and Chairman of the Board of Directors, as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of ARCOS DORADOS HOLDINGS INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held at 10:00 AM, (Bogota Time) on April 21, 2014, at Av. 116 N: 7-15 Torre Cusezar Office 1401, Bogota, Colombia, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side